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RBC to transfer to The Bank of New York proceeds from sale of ARMADA shares due to ADR-holders

Moscow, August 1, 2007 – Today OAO RBC Information Systems **(RTS, MICEX: RBCI)** announced the sale of shares in OAO ARMADA with the purpose of transferring proceeds from such sale to The Bank of New York, which acts as a depositary bank for RBC's Level I ADR program.

A corresponding decision was made by the RBC Board of Directors on July 26, 2007, due to the fact that the company had not received from The Bank of New York an application for the purchase of ARMADA shares, which RBC's ADR-holders were entitled to, during the spin-off. Therefore, these shares were sold at an open market at the IPO price of ARMADA equaling RUR380.

As of the record date to be determined by The Bank of New York, ADR holders can receive net proceeds from the share sale (proportionate to the number of ADRs held by them), which equal to the difference between proceeds from the sale of ARMADA shares (RUR380 per share) and the price, at which ARMADA shares could be purchased by RBC shareholders during the divestment of the IT business (RUR6.69). The amount payable to such ADR holders can be distributed in accordance with the Deposit Agreement, net of fees, expenses or administrative charges incurred by the accredited broker and The Bank of New York.

Investor Contact: Natalia Makeeva
Tel.: +7 495 363 1111 ext.1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RBC **RosBusinessConsulting**

Securities and Exchange Commission
File No: 82-34864

02.08.2007

Dear Sirs,

Please find attached the following document of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC to transfer to The Bank of New York proceeds from sale of ARMADA shares due to ADR-holders'.

Sincerely yours,

p.p. /Maria Sorokina/ IR Officer /

Natalia Makeeva
Investor Relations Director

END

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Internet: http://www.rbc.ru